PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 4, 2008)
Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-143812

PROSPECTUS SUPPLEMENT NO. 1

QPC LASERS, INC.

Up to 17,355,379 Shares of Common Stock

This Prospectus Supplement No. 1 supplements the prospectus (“Prospectus”) dated April 4, 2008 of QPC Lasers, Inc. (referred to herein as the “Company,” “we”, “our” or “us”), which was contained in our Post Effective Amendment on Form S-1/A to our Registration Statement on Form SB-2 (File No. 333-143812)).

The information contained herein modifies and supersedes, in part, the information in the Prospectus. This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus, which is required to be delivered with this Prospectus Supplement.

Our common stock is quoted on the Over-the-Counter Bulletin Board, commonly known as the OTC Bulletin Board, under the symbol “QPCI.” On July 3, 2008, the closing sale price of our common stock on the Over-the-Counter Bulletin Board was $0.65.

An investment in our common stock involves a high degree of risk. You should purchase our common stock only if you can afford to lose your entire investment. See “Risk Factors” beginning on page 10 of the Prospectus.

Please read our Prospectus and this Prospectus Supplement No. 1 carefully. It describes our company as well as our products, technology, financial condition and operating performance. All of this information is important to enable you to make an informed investment decision.

You should rely only upon the information contained or incorporated by reference in our Prospectus to make your investment decision. We have not authorized anyone to provide you with different or additional information. The selling security holders are not offering these shares in any state where such offer is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date set forth below.

Neither the Securities and Exchange Commission nor any state securities administrator has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is July 3, 2008

RISK FACTORS

The Company will not meet the third and final revenue milestone for the six months ended June 30, 2008 included in certain convertible debentures and stock purchase warrants issued by the Company in 2007 (the “2007 Debentures” and the “2007 Warrants”, respectively). The Company has met the two previous revenue milestones. Failure to meet the June 30, 2008 revenue milestone may cause a downward adjustment to the conversion price of the 2007 Debentures and the exercise price of the 2007 Warrants, and may trigger certain redemption provisions of outstanding debentures. If such redemption provisions are triggered, there is a significant risk that the Company will not have the ability to meet such redemption obligations. Based upon the Company’s review of the six month period ended June 30, 2008, the Company will not meet the revenue milestone included in the 2007 Debentures and the 2007 Warrants. The Company has met the two previous revenue milestones for the nine months ended September 30, 2007 and the twelve months ended December 31, 2007. The 2007 Debentures are convertible into shares of the Company’s common stock at an initial conversion price of $1.05 per share, subject to certain adjustments including milestone adjustments. The initial exercise price of the 2007 Warrants is $1.05 per share, subject to certain adjustments including milestone adjustments.

The conversion price of the 2007 Debentures and the exercise price of the 2007 Warrants may be adjusted downwards if the Company fails to recognize at least $6,000,000 in revenues for the six month period ending June 30, 2008. While the Company has not completed the compilation and preparation of its financial statements for the three and six month periods ended June 30, 2008, the Company has concluded it will not meet the June 30, 2008 revenue milestone.

Accordingly, the conversion price of the 2007 Debentures and the exercise price of the 2007 Warrants may be adjusted to the lesser of $1.05 or the market price as determined on the date (“Milestone Adjustment Date”) that is five trading days after the Company files its Form 10-Q for the period ended June 30, 2008. Milestone adjustments may only adjust the exercise price or conversion price downward. If there is a downward adjustment in the conversion and exercise price for the 2007 Debentures and 2007 Warrants as a result of the milestone adjustment, such new conversion or exercise price shall be applied retroactively to any conversions or exercises occurring after June 30, 2008 and prior to the Milestone Adjustment Date.

As of June 30, 2008 the Company had outstanding $17,827,379 of 2007 Debentures and 29,256,321 Warrants issued in connection with the 2007 Debenture financing. In addition, the Company has outstanding $2,209,579 of debentures issued in 2008 that are presently convertible at $1.05 per share (the “2008 Debentures”) and 4,840,035 common stock purchase warrants that are exercisable at $1.05 per share (the “2008 Warrants”). The effective conversion price of the 2008 Debentures and the effective exercise price of the 2008 Warrants will be reduced to the conversion/exercise price of the 2007 Debentures and Warrants if such price is lower than $1.05 per share.

If the conversion price on the 2007 Debentures is adjusted to a price below the original $1.05 conversion price, a Conversion Cap Redemption (as set forth in the 2007 Debentures) may be triggered. Under the Conversion Cap Redemption, the Company would be required to redeem some of the 2007 Debentures prior to their scheduled maturity in 2009. The amount the Company would be required to pay to meet its obligations under the Conversion Cap Redemption will depend upon the differential between the current conversion price of $1.05 and the price of the Company’s common stock on the Milestone Adjustment Date. Unless the price of the stock appreciates significantly between now and the Milestone Adjustment Date, the Company does not believe it will have the cash resources to meet any obligations that might be triggered under the Conversion Cap Redemption. In such event, the Company would be in default under the 2007 Debentures unless it is able to obtain a waiver from the holders of 67% of the 2007 Debentures. No assurance can be given that such a waiver can be obtained, nor can the Company determine at this time what terms might be required by the 2007 Debenture holders to provide any waiver. If the Company defaults on the 2007 Debentures and a waiver is not obtained, our assets including our intellectual property may be subject to foreclosure and our common stock might become worthless.